SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                         RULE 13-E TRANSACTION STATEMENT
                        (PURSUANT TO SECTION 13(E) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)
                                 AMENDMENT NO. 2

                                BERTUCCI'S, INC.
                              (NAME OF THE ISSUER)

                                BERTUCCI'S, INC.
                                 TEN IDEAS, INC.
                           TEN IDEAS ACQUISITION CORP.
                                 JOSEPH CRUGNALE
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.005 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    086063104

                      (CUSIP NUMBER OF CLASS OF SECURITIES)

James Westra, Esq. Donald H. Siegel, P.C.
Hutchins, Wheeler & Dittmar Posternak, Blankstein & Lund, L.L.P.
A Professional Corporation 100 Charles River Plaza
101 Federal Street Boston, Massachusetts 02114
Boston, Massachusetts 02110 (617) 973-6100
(617) 951-6600

(NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSONS AUTHORIZED TO RECEIVED NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

This statement is filed in connection with (check the appropriate box):

a./x/The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b./ /The filing of a registration stats under the Securities Act of 1933.

c./ /A tender offer.

d./ /None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /x/

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION (1)                               AMOUNT OF FILING FEE (2)
      $56,760,088                                              $11,352.02

(1) For purposes of calculation of the filing fee only. Assumes the purchase, at a purchase price of $8.00 per share of Common Stock, of 7,095,011 shares of Common Stock of the Issuer, representing all of such Common Stock outstanding (assuming the exercise of options to acquire 364,100 shares of Common Stock and excluding shares of Common Stock to be transferred to Ten Ideas, Inc.).

(2)  The amount of the filing fee equals 1/50th of 1% of the transaction value.

/x/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:  $11,352.02

FORM OR REGISTRATION NO.:  PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A

DATE FILED:    March 19, 1998

FILING PARTY:  BERTUCCI'S, INC.

                                  Introduction

     This Amendment No. 2 amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13e-3 filed with the Securities and Exchange Commission (the "Commission") on March 19, 1998, as amended by that certain Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13e-3 filed with the Commission on April 8,1998, on behalf of Bertucci's, Inc., a Massachusetts corporation (the "Company"), Ten Ideas, Inc., a Delaware corporation ("Ten Ideas"), and Ten Ideas Acquisition Corp., a Massachusetts corporation ("Acquisition"), with respect to a proposed merger pursuant to which Acquisition would be merged with and into the Company (the "Merger") and the Company, as the surviving corporation in the Merger, will become a wholly-owned subsidiary of Ten Ideas (as heretofore amended, the "Schedule 13e-3 Statement"). Joseph Crugnale is the founder, President, Chief Executive Officer, and Chairman of the Board of the Company, and is the President and sole director of Ten Ideas and Acquisition.

     The  purpose  of this  Amendment  No. 2 is to amend  Items 16 and 17 of the
Schedule 13e-3 Statement as set forth below. Terms defined in the Schedule 13e-3 Statement are used in this Amendment No. 2 with the same meanings as provided in the Schedule 13e-3 Statement.

Item 16.          Additional Information

     Item 16 of the Schedule 13e-3 Statement is hereby amended by adding the following paragraph thereto:

     On Wednesday, May 13, 1998, the Company terminated the Agreement and Plan of Merger, dated as of February 13, 1998, by and among the Company, Ten Ideas and Acquisition. Later that same day, the Company entered into an Agreement and Plan of Merger with NE Restaurant Company, Inc., a Delaware corporation ("NERC"), and NERC Acquisition Corp., a Massachusetts corporation ("NERC Acquisition") (the "Merger Agreement"). Pursuant to the terms of the Merger Agreement, on or about May 20, 1998, NERC Acquisition will commence a tender offer to purchase all of the outstanding shares of the Company's common stock for $10.50 per share. In the merger to occur following consummation of the tender offer, each share of the Company's common stock which is outstanding and not purchased pursuant to the tender offer will be converted into the right to receive $10.50 per share in cash. A copy of the Merger Agreement is attached hereto as Exhibit (d)(8), and is incorporated herein by reference. A copy of the press release issued by NERC and the Company on Thursday, May 14,1998 is attached hereto as Exhibit
     (d)(9), and is incorporated herein by reference.

Item 17.          Material To Be Filed as Exhibits

     (d)(8) Agreement and Plan of Merger, dated as of May 13, 1998, by and among the Company, NE Restaurant Company, Inc. and NERC Acquisition Corp.

     (d)(9) Press Release issued by NE Restaurant Company, Inc. and Bertucci's, Inc., dated May 14, 1998.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        BERTUCCI'S, INC.

                                        By:  /S/ Norman S. Mallett
                                             Norman S. Mallett
                                             Vice President-Finance,
                                             Treasurer and Chief
                                             Financial Officer

Dated:  May 15, 1998

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        TEN IDEAS, INC.

                                        By:  /S/ Joseph Crugnale
                                           Joseph Crugnale
                                           President

Dated:  May 15, 1998

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        TEN IDEAS ACQUISITION CORP.

                                        By:  /S/ Joseph Crugnale
                                           Joseph Crugnale
                                           President
Dated:  May 15, 1998

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        By:  /S/ Joseph Crugnale
                                           Joseph Crugnale

Dated:  May 15, 1998

                                                                  Exhibit (d)(8)
                                                                [Execution Copy]















                          AGREEMENT AND PLAN OF MERGER

                            DATED AS OF MAY 13, 1998

                                      AMONG

                                BERTUCCI'S, INC.,

                          NE RESTAURANT COMPANY, INC.,

                                       AND

                             NERC ACQUISITION CORP.

                                TABLE OF CONTENTS

                                                                                                               PAGE

                                    ARTICLE I

THE OFFER.........................................................................................................2
         SECTION 1.1. THE OFFER...................................................................................2
         SECTION 1.2. COMPANY ACTION..............................................................................4
         SECTION 1.3. DIRECTORS...................................................................................6

                                   ARTICLE II

THE MERGER........................................................................................................7
         SECTION 2.1.  THE MERGER.................................................................................7
         SECTION 2.2.  CLOSING....................................................................................8
         SECTION 2.3.  EFFECTIVE TIME.............................................................................8
         SECTION 2.4.  EFFECTS OF THE MERGER......................................................................8
         SECTION 2.5.  ARTICLES OF ORGANIZATION; BY-LAWS..........................................................8
         SECTION 2.6.  DIRECTORS..................................................................................9
         SECTION 2.7.  OFFICERS...................................................................................9

                                   ARTICLE III

EFFECT OF THE MERGER ON THE SECURITIES OF THE CONSTITUENT CORPORATIONS............................................9
         SECTION 3.1.  EFFECT ON CAPITAL STOCK....................................................................9
         SECTION 3.2.  STOCK OPTIONS.............................................................................10
         SECTION 3.3.  EXCHANGE OF CERTIFICATES..................................................................11

                                   ARTICLE IV

REPRESENTATIONS AND WARRANTIES...................................................................................13
         SECTION 4.1.  REPRESENTATIONS AND WARRANTIES OF THE COMPANY.............................................13
         SECTION 4.2.  REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB..........................................21

                                    ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS PRIOR TO MERGER........................................................24
         SECTION 5.1.  CONDUCT OF BUSINESS OF THE COMPANY........................................................24
         SECTION 5.2.  OTHER ACTIONS.............................................................................26

                                   ARTICLE VI

ADDITIONAL AGREEMENTS............................................................................................26
         SECTION 6.1.  MEETING OF STOCKHOLDERS...................................................................26
         SECTION 6.2.  PROXY STATEMENT...........................................................................27
         SECTION 6.3.  ACCESS TO INFORMATION; CONFIDENTIALITY....................................................28
         SECTION 6.4.  COMMERCIALLY REASONABLE EFFORTS...........................................................28
         SECTION 6.5.  FINANCING.................................................................................28
         SECTION 6.6.  INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE.......................................29
         SECTION 6.7.  PUBLIC ANNOUNCEMENTS......................................................................30

                                        i




         SECTION 6.9.  ACQUISITION PROPOSALS.....................................................................30
         SECTION 6.9.  STOCKHOLDER LITIGATION....................................................................31
         SECTION 6.10.  BOARD ACTION RELATING TO STOCK OPTION PLANS..............................................31
         SECTION 6.11.  CONSENTS AND APPROVALS...................................................................32
         SECTION 6.12.  REPAYMENT OF INDEBTEDNESS................................................................32
         SECTION 6.13.  PAYMENT OF FEE AND EXPENSES..............................................................32

                                   ARTICLE VII

CONDITIONS PRECEDENT.............................................................................................33
         SECTION 7.1.  CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER................................33
         SECTION 7.2.  CONDITIONS TO OBLIGATIONS OF PARENT AND SUB...............................................33
         SECTION 7.3. CONDITIONS TO OBLIGATIONS OF THE COMPANY...................................................34

                                  ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER................................................................................35
         SECTION 8.1. TERMINATION................................................................................35
         SECTION 8.2.  EFFECT OF TERMINATION.....................................................................36
         SECTION 8.3.  AMENDMENT.................................................................................38
         SECTION 8.4.  EXTENSION; WAIVER.........................................................................38
         SECTION 8.5.  PROCEDURE FOR TERMINATION, AMENDMENT, EXTENSION OR WAIVER.................................38

                                   ARTICLE IX

GENERAL PROVISIONS...............................................................................................39
         SECTION 9.1.  NONSURVIVAL OF REPRESENTATIONS AND WARRANTIES.............................................39
         SECTION 9.2.  FEES AND EXPENSES.........................................................................39
         SECTION 9.3. DEFINITIONS................................................................................39
         SECTION 9.4.  NOTICES...................................................................................39
         SECTION 9.5.  INTERPRETATION............................................................................40
         SECTION 9.6.  COUNTERPARTS..............................................................................40
         SECTION 9.7.  ENTIRE AGREEMENT; THIRD-PARTY BENEFICIARIES...............................................41
         SECTION 9.8.  GOVERNING LAW.............................................................................41
         SECTION 9.9.  ASSIGNMENT................................................................................41
         SECTION 9.10.  ENFORCEMENT..............................................................................41
         SECTION 9.11.  SEVERABILITY.............................................................................42

                                       ii

                          AGREEMENT AND PLAN OF MERGER
                            DATED AS OF MAY 13, 1998
                                      AMONG
                                BERTUCCI'S, INC.,
                  A MASSACHUSETTS CORPORATION (THE "COMPANY"),
                          NE RESTAURANT COMPANY, INC.,
                       A DELAWARE CORPORATION ("PARENT"),
                                       AND
                             NERC ACQUISITION CORP.,
          A MASSACHUSETTS CORPORATION AND A WHOLLY OWNED SUBSIDIARY OF
                                 PARENT ("SUB")


                                   WITNESSETH:

     WHEREAS, the Board of Directors of the Company has determined that this Agreement and the transactions contemplated hereby including the Offer and the Merger (each, as defined herein) are fair to and in the best interest of the Company and its stockholders;

     WHEREAS, the Board of Directors of each of Parent and Sub has determined that the transactions contemplated by this Agreement (including the Offer and the Merger) are in the best interests of Parent and Sub and their respective stockholders; and

     WHEREAS, the Boards of Directors of the Company, Parent and Sub, have each approved and adopted this Agreement and approved the Offer and the Merger and the other transactions contemplated hereby and recommended, in the case of the Company, acceptance of the Offer by its stockholders.

     NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

                                    ARTICLE I

                                    THE OFFER

     SECTION 1.1. THE OFFER.

     (a) Provided that nothing shall have occurred that would result in a failure to satisfy any of the conditions set forth in paragraphs (a) through (i) of Annex I hereto, Parent shall or shall cause Sub to, as promptly as practicable following the date hereof, but in no event later than five business days after the initial public announcement of the Offer, commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) a tender offer (as amended from time to time in accordance with this Agreement, the "Offer") to purchase all of the issued and outstanding shares of common stock, par value $0.005 per share, of the Company (the "Shares" or "Common Stock"), at a price of not less than $10.50 per Share, net to the seller in cash. For purposes of this Article I, the party which makes the Offer, whether Parent or Sub, shall be referred to as the "Offeror." The obligation of Offeror to accept for payment and to pay for any Shares tendered in the Offer shall be subject only to (i) the condition that there shall be validly tendered in accordance with the terms of the Offer prior to the expiration date of the Offer and not withdrawn a number of Shares which, together with any Shares then owned by Parent or Sub, represents at least ninety (90%) percent of the Shares outstanding on a fully-diluted basis (the "Minimum Condition"), (ii) the receipt of cash proceeds of the Financing (as defined in Section 4.2(d) of this Agreement) in an amount sufficient to consummate the transactions contemplated hereby pursuant to the terms of the Commitments (as defined in said Section 4.2(d)) or such other terms as Parent and the Company shall agree or as are not materially more onerous than as set forth in the Commitments (the "Financing Condition") and (iii) the other conditions set forth in Annex I hereto. Offeror expressly reserves the right in its sole discretion to waive any such condition (including the Minimum Condition, provided that no such waiver of the Minimum Condition shall decrease the Minimum Condition to less than sixty-six and two-thirds (66 2/3%) percent), to increase the price per Share payable in the Offer, to extend the Offer and to make any other changes in the terms and conditions of the Offer; provided, however, that unless previously approved by the Company in writing, Offeror will not (i) decrease the price per Share payable in the Offer, (ii) decrease the maximum number of Shares to be purchased in the Offer, (iii) impose conditions to the Offer in addition to those set forth in Annex I hereto, (iv) change the conditions to the Offer in any material respect adverse to the Company, (v) except as provided in the next sentence, extend the Offer, (vi) change the form of consideration payable in the Offer or
(vii) amend any other term of the Offer in a manner adverse to the holders of the Shares. Notwithstanding the foregoing, Offeror may, without the consent of the Company, (i) extend the Offer beyond any scheduled expiration date (the initial scheduled expiration date being 20 business days following commencement of the Offer) for a period not to extend beyond July 31, 1998, if at any scheduled expiration date of the Offer, any of the conditions to Offeror's obligation to accept for payment, and pay for, Shares (including, with respect to the Financing Condition, the consummation of the sale of the Senior Notes (as defined in Section 4.2(d)) shall not be satisfied or waived, until such time as such conditions are satisfied or waived and (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") or the staff thereof applicable to the Offer. The limitations regarding the terms and conditions of the Offer, as set forth in the second preceding and the immediately preceding sentences, shall not be applicable in the event this Agreement is terminated pursuant to Section 8.1(d) of this Agreement. Subject to the terms and conditions of the Offer and this Agreement, Offeror shall accept for payment , and pay for, all Shares validly tendered and not withdrawn pursuant to the Offer that Offeror becomes obligated to accept for payment, and pay for, pursuant to the Offer as soon as practicable after expiration of the Offer, subject to compliance with Rule 14e-1(c) under the Exchange Act. Subject to the terms and conditions of the Offer, Parent and Sub will each use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the Offer.

     (b) As soon as practicable on the date of the commencement of the Offer, Offeror shall file with the SEC a Tender Offer Statement on Schedule 14D-1 with respect to the Offer which will contain the offer to purchase and form of the related letter of transmittal and summary advertisement (together with any supplements or amendments thereto and including exhibits thereto, the "Offer Documents"). The Offer Documents will comply in all material respects with applicable federal securities laws and any other applicable laws. Parent, Offeror and the Company each agree to promptly correct any information provided by it for use in the Offer Documents if and to the extent that it shall have become false or misleading in any material respect. Offeror will take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws and any other applicable laws. The Company and its counsel shall be given an opportunity to review and comment on the Offer Documents and any amendments thereto prior to the filing thereof with the SEC; provided that Offeror will attempt to give the Company and its counsel as much time prior to filing to so review and comment as Offeror believes is reasonably practicable under the circumstances. Offeror will provide the Company and its counsel with any comments Offeror and its counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after the receipt thereof. In the event that the Offer is terminated or withdrawn by Offeror, Parent and Sub shall cause all tendered Shares to be returned to the registered holders of the Shares represented by the certificate or certificates surrendered to the Exchange Agent (as defined in Section 3.3 of this Agreement).

     SECTION 1.2. COMPANY ACTION.

     (a) The Company hereby consents to the Offer and represents that its Board of Directors (the "Board of Directors"), at a meeting duly called and held, has
(i) unanimously determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger (as defined in Section 2.1), are fair to and in the best interest of the Company and its stockholders, (ii) unanimously approved this Agreement and the transactions contemplated hereby, including the Offer and the Merger, which approvals are sufficient to render entirely inapplicable to the Offer and the Merger or Parent or Sub the provisions of Chapters 110C, 110D, 110E and 110F of the Massachusetts General Laws, (iii) taken such action as is necessary to exempt this Agreement, the purchase of Shares pursuant to the Offer, the Merger and the other transactions contemplated hereby from the provisions set forth in (x) Article 6 of the Company's Restated Articles of Organization under the captions "Vote Required for Certain Business Combinations" and "Redemption of Shares" and (y) Article 11 of the Company's Restated By-Laws and (iv) resolved to recommend acceptance of the Offer and approval and adoption of this Agreement and the Merger by its stockholders. NationsBanc Montgomery Securities LLC (the "Financial Advisor") has delivered to the Board of Directors its written opinion, subject to the qualifications and limitations stated therein, to the effect that the consideration to be received by the holders of the Shares pursuant to each of the Offer and the Merger, taken together, is fair to the holders of Shares from a financial point of view. The Company has been authorized by the Financial Advisor to permit, subject to prior review and consent by the Financial Advisor (such consent not to be unreasonably withheld), the inclusion of the fairness opinion (or a reference thereto) in the Offer Documents and the Schedule 14D-9

(as defined in paragraph (b) of this Section 1.2). The Company has been advised that Joseph Crugnale, President and Chief Executive Officer and a Director of the Company, has agreed, pursuant to the Tender and Voting Agreement, dated the date of this Agreement, among Parent, Offeror and Joseph Crugnale (the "Tender and Voting Agreement"), to tender all of the Shares beneficially owned by him pursuant to the Offer and, to the Company's knowledge, all of its other directors and executive officers intend as of the date hereof to the extent of their beneficial ownership of Shares, to tender their Shares pursuant to the Offer. The Company will promptly furnish Parent with a list of its stockholders, mailing labels containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case as of the most recent practicable date, and will provide to Parent such additional information (including, without limitation, updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request from time to time in connection with the Offer and the Merger (including but not limited to communicating the Offer and the Merger to the record and beneficial holders of Shares). Subject to the requirements of applicable law, and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer or the Merger, Parent, Offeror and their agents and advisors shall use the information contained in any such labels and listings only in connection with the Offer and the Merger and, if this Agreement shall be terminated pursuant to Article VIII hereof, shall deliver to the Company all copies and extracts of such information then in their possession or under their control.

     (b) On or prior to the date that the Offer is commenced, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, (together with any supplements or amendments thereto and including exhibits thereto, the "Schedule 14D-9") which shall contain the recommendations of the Board of Directors referred to in Section 1.2(a) of this Agreement. The Schedule 14D-9 will comply in all material respects with all applicable federal securities laws and any other applicable laws. The Company, Parent and Sub each agree to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall have become false or misleading in any material respect. The Company will take all steps necessary to cause the
Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws and any other applicable laws. Parent, Sub and their counsel shall be given an opportunity to review and comment on the Schedule 14D-9 and any amendments thereto prior to the filing thereof with the SEC; provided that the Company will attempt to give Parent, Sub and their counsel as much time prior to filing to so review and comment as the Company believes is reasonably practicable under the circumstances. The Company will provide Parent and Sub and their counsel with any comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after the receipt of such comments.

     SECTION 1.3. DIRECTORS.

     (a) Effective upon the purchase of and payment for Shares by Offeror pursuant to the Offer such that Offeror shall own at least a majority of the Shares and from time to time thereafter, Parent shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board of Directors that equals the product of (i) the total number of directors on the Board of Directors (giving effect to any increase in the number of directors pursuant to this Section 1.3) multiplied by (ii) the percentage that the number of Shares owned by Parent and Sub bears to the total number of Shares outstanding on a primary basis, and the Company shall take all action necessary to cause Parent's designees to be elected or appointed to the Board of Directors, including, without limitation, increasing the number of directors and/or securing the resignations of such number of incumbent directors as is necessary to enable Parent's designees to be elected to the Board of Directors and to cause Parent's designees to be so elected. At such times, the Company will use its best efforts to cause individuals designated by Parent to constitute the same percentage as such individuals represent on the Board of Directors of (x) each committee of the Board of Directors, (y) each board of directors of each Subsidiary (as defined below) of the Company and (z) each committee of each such board. Notwithstanding the foregoing, until the Effective Time (as defined in Section 2.3 of this Agreement), the Company shall use its best efforts to ensure that not less than two persons who are directors on the date hereof shall remain as members of the Board of Directors (the "Continuing Directors") until the Effective Time. In the event there is only one Continuing Director, such Continuing Director shall have the right to designate a person, who is reasonably acceptable to Offeror, to become a Continuing Director. For purposes of this Agreement, "Subsidiary" means any corporation or other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are directly or indirectly owned by the Company or Parent, as applicable.

     (b) The Company's obligations to appoint designees to the Board of Directors shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly take all actions required pursuant to Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this Section 1.3, including mailing to the stockholders as part of the
Schedule 14D-9 the information required by such Section 14f-1, as is necessary to enable Parent's designees to be elected to the Board of Directors. Parent will supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1. For purposes of this Agreement, "affiliate" shall mean, as to any person, any other person that would be deemed to be an "affiliate" of such person as that term is defined in Rule 12b-2 of the General Rules and Regulations under the Exchange Act.

     (c) Following the election or appointment of Parent's designees pursuant to this Section 1.3 and prior to the Effective Time, any amendment of this Agreement, any termination of this Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Sub, any consent of the Company contemplated hereby, any waiver of any of the Company's rights hereunder, any amendment to the Company's Restated Articles of Organization or any action taken by the Company that materially adversely affects the interests of the stockholders of the Company with respect to the transactions contemplated hereby, will require the concurrence of a majority of the Continuing Directors.

                                   ARTICLE II

                                   THE MERGER

     SECTION 2.1. THE MERGER. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Section 78 of the Massachusetts Business Corporation Law (the "MBCL"), at the Effective Time (as hereinafter defined), Sub shall be merged with and into the Company (the "Merger"). Upon the Effective Time, the separate existence of Sub shall cease, and the Company shall continue as the surviving corporation (the "Surviving Corporation"). Notwithstanding the foregoing, in the event that Parent and Sub shall acquire in the aggregate at least ninety (90%) percent of the outstanding Shares, pursuant to the Offer or otherwise, the parties hereto shall, at the request of Parent and subject to Article VII hereof, take all necessary and appropriate action to cause the merger of the Company with and into Sub to become effective, without a meeting of stockholders of the Company, on the same day as the purchase of and payment for Shares is made by Offeror pursuant to the Offer in accordance with
Section 82 of the MBCL, in which case the separate existence of the Company shall cease and Sub shall continue as the Surviving Corporation and its corporate name shall be changed to "Bertucci's, Inc." and the term "Merger" as used in this Agreement shall be deemed to refer to such merger.

     SECTION 2.2. CLOSING. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to
Section 8.1, and subject to the satisfaction or waiver of the conditions set forth in Article VII, the closing of the Merger (the "Closing") will take place at 10:00 a.m., Boston time, not later than the second business day following the date on which the last to be fulfilled or waived of the conditions set forth in
Article VII shall be fulfilled or waived in accordance with this Agreement (the "Closing Date"), at the offices of Stroock & Stroock & Lavan LLP, 100 Federal Street, Boston, Massachusetts, unless another date, time or place is agreed to in writing by the parties hereto.

     SECTION 2.3. EFFECTIVE TIME. The parties hereto will file with the Secretary of State of the Commonwealth of Massachusetts (the "Massachusetts Secretary of State") on the Closing Date (or on such other date as Parent and the Company may agree) articles of merger or other appropriate documents, executed in accordance with the relevant provisions of the MBCL, and make all other filings or recordings required under the MBCL in connection with the Merger. The Merger shall become effective upon the filing of the articles of merger with the Massachusetts Secretary of State, or at such later time as is specified in the articles of merger (the "Effective Time").

     SECTION 2.4. EFFECTS OF THE MERGER. The Merger shall have the effects set forth in Section 80 of the MBCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Sub shall become the debts, liabilities and duties of the Surviving Corporation.

     SECTION 2.5. ARTICLE OF ORGANIZATION; BY-LAWS.

     (a) The Company's Restated Articles of Organization, as in effect at the Effective Time, shall be, from and after the Effective Time, the Articles of Organization of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

     (b) The Company's Restated By-laws, as in effect at the Effective Time, shall be, from and after the Effective Time, the By-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

     SECTION 2.6. DIRECTORS. The directors of Sub at the Effective Time shall become, from and after the Effective Time, the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

     SECTION 2.7. OFFICERS. The officers of Sub at the Effective Time shall become, from and after the Effective Time, the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.


                                   ARTICLE III

                  EFFECT OF THE MERGER ON THE SECURITIES OF THE
                            CONSTITUENT CORPORATIONS

     SECTION 3.1. EFFECT ON CAPITAL STOCK. As of the Effective Time, by virtue of the Merger and without any action on the part of any holder:

     (a) COMMON STOCK OF SUB. Each share of the capital stock of Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.005 per share, of the Surviving Corporation.

     (b) CANCELLATION OF TREASURY STOCK AND PARENT-OWNED STOCK. Each Share issued or outstanding immediately prior to the Effective Time that is owned by the Company or by Parent or Sub shall be canceled automatically and shall cease to exist, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

     (c) CONVERSION OF COMPANY SHARES. At the Effective Time, each Share other than (i) Shares to be canceled pursuant to Section 3.1(b) and (ii) Dissenting Shares (as hereinafter defined) shall be converted into and become the right to receive, upon surrender of the certificate representing such Shares in accordance with Section 3.3, the cash price per Share paid by Sub pursuant to the Offer (the "Merger Consideration").

     (d) DISSENTING SHARES. Notwithstanding anything in this Agreement to the contrary, Shares issued and outstanding immediately prior to the Effective Time and held by a holder (a "Dissenting Stockholder"), if any, who has the right to demand, and who properly demands, an appraisal of such shares in accordance with
Section 85 of the MBCL or any successor provision ("Dissenting Shares") shall not be converted into a right to receive the Merger Consideration unless such Dissenting Stockholder fails to perfect or otherwise loses or withdraws such Dissenting Stockholder's right to such appraisal, if any. Provided the holder of any Dissenting Shares complies with the provisions of the MBCL, such holder shall have with respect thereto solely the rights provided under Sections 86 through 98, inclusive, of the MBCL. If, after the Effective Time, such Dissenting Stockholder fails to perfect or otherwise loses or withdraws any such right to appraisal, each such share of such Dissenting Stockholder shall be treated as a share that had been converted as of the Effective Time into the right to receive the Merger Consideration in accordance with this Section 3.1. The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of any Dissenting Shares, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, which consent shall not be unreasonably withheld, make any payment with respect to, or settle or offer to settle, any such demands.

     (e) CANCELLATION AND RETIREMENT OF COMMON STOCK. As of the Effective Time all certificates representing Shares, other than certificates representing Shares to be canceled in accordance with Section 3.1(b) or Dissenting Shares, issued and outstanding immediately prior to the Effective Time, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon surrender of such certificate in accordance with Section 3.3.

         SECTION 3.2. STOCK OPTIONS. As of the Effective Time, each outstanding, unexercised stock option to purchase Shares (a "Company Stock Option") issued under the Company's Amended and Restated 1987 Stock Option Plan (the "1987 Plan"), the 1989 Time Accelerated Restricted Stock Option Plan (the "TARSOP"), the 1993 Stock Option Plan for Non-Employee Directors (the "Director Plan") and the 1997 Stock Option Plan (the "1997 Plan") (collectively, the "Company Stock Option Plans") shall terminate and be canceled and each holder of a Company Stock Option shall be entitled to receive, in consideration therefor, a cash payment from the Company (which payment shall be made as soon as practicable after the Effective Time) equal to the product of (a) the excess, if any, of (x) the Merger

Consideration over (y) the per Share exercise price of such Company Stock Option, times (b) the number of Eligible Shares (as defined below) subject to such Company Stock Option. Such cash payment shall be net of any required withholding taxes. Notwithstanding the foregoing, any Director of the Company who is not also an employee of the Company may make any payment of any taxes incurred as a result of receipt of such cash payment and direct the Company not to withhold any portion thereof, provided that any such Director agrees in writing to indemnify the Company against any claim made against the Company for the failure by such Director to make such tax payment. The term "Eligible Shares" shall mean, (i) with respect to any Company Stock Option granted under the 1987 Plan, the number of Shares subject to such option as to which such option shall then be vested and exercisable as of the Effective Date, and (ii) with respect to any Company Stock Option granted under the TARSOP, the Director Plan or the 1997 Plan, the aggregate number of Shares that shall then be subject to such option. The Company's obligation to make any such cash payment (1) shall be subject to the obtaining of any necessary consents of optionees to the cancellation of such Company Stock Options, i form and substance satisfactory to Parent, and (2) shall not require any action which violates any of the Company Stock Option Plans. As of the Effective Time, each of the Company Stock Option Plans and the Company's 1992 Employee Stock Purchase Plan (the "ESPP") shall terminate and be of no further force or effect, and the Company shall take such action as shall be necessary to ensure, to Parent's reasonable satisfaction, that no holder of a Company Stock Option or participant in the ESPP will have any right to acquire any interest in the Surviving Corporation under the Company Stock Option Plans or the ESPP.

         SECTION 3.3.  EXCHANGE OF CERTIFICATES.

         (a) EXCHANGE AGENT. As of the Effective Time, Sub (or the Company, as the Surviving Corporation) shall deposit, or shall cause to be deposited, with or for the account of a bank, trust company or other agent designated by Sub, which shall be reasonably satisfactory to the Company (the "Exchange Agent"), for the benefit of the holders of Shares, cash in an aggregate amount equal to the product of (x) the number of Shares outstanding immediately prior to the Effective Time (other than Shares to be canceled pursuant to Section 3.1(b) and Dissenting Shares), times (y) the Merger Consideration (such amount being hereinafter referred to as the "Payment Fund"). The Exchange Agent shall invest the Payment Fund as directed by the Surviving Corporation.

         (b) EXCHANGE PROCEDURES. As soon as practicable after the Effective Time, each holder of an outstanding certificate or certificates which prior thereto represented outstanding Shares shall, upon surrender to the Exchange Agent of such certificate or certificates and acceptance thereof by the Exchange Agent, be entitled to the amount of cash which the aggregate number of Shares previously represented by such certificate or certificates surrendered shall have been converted into the right to receive pursuant to Section 3.1(c). The Exchange Agent shall accept such certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If the consideration to be paid in the Merger (or any portion thereof) is to be delivered to any person other than the person in whose name the certificate representing Shares surrendered in exchange therefor is registered, it shall be a condition to such exchange that the certificate so surrendered shall be properly endorsed with the signature guaranteed or otherwise be in proper form for transfer and that the person requesting such exchange shall pay to the Exchange Agent any transfer or other tax required by reason of the payment of such consideration to a person other than the registered holder of the certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. After the Effective Time, there shall be no further transfer on the records of the Company or its transfer agent of certificates representing Shares, and if such certificates are presented to the Company for transfer, they shall be canceled against delivery of the Merger Consideration as hereinabove provided. Until surrendered as contemplated by this Section 3.3(b), each certificate representing Shares shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration, without any interest thereon, as contemplated by Section 3.l. No interest will be paid or will accrue on any cash payable as Merger Consideration to any holder of Shares.

         (C) LETTER OF TRANSMITTAL. Promptly after the Effective Time (but in no event more than five business days thereafter), the Surviving Corporation shall require the Exchange Agent to mail to each record holder of certificates that immediately prior to the Effective Time represented Shares which have been converted pursuant to Section 3.1, a form of letter of transmittal and instructions for use in surrendering such certificates and receiving the consideration to which such holder shall be entitled therefor pursuant to
Section 3.1.

         (d) NO FURTHER OWNERSHIP RIGHTS IN COMMON STOCK. The Merger Consideration paid upon the surrender for exchange of certificates representing Shares in accordance with the terms of this Article III shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the Shares theretofore represented by such certificates, and no holder of Shares shall thereby have any equity interest in the Surviving Corporation.

         (e) TERMINATION OF PAYMENT FUND. Any portion of the Payment Fund which remains undistributed to the holders of the certificates representing Shares for one year after the Effective Time (including, without limitation, all interest and other income received by the Exchange Agent in respect to all funds made available to it) shall be delivered to the Surviving Corporation, upon demand, and any such holders of Shares who have not theretofore complied with this
Article III shall thereafter look only to the Surviving Corporation (subject to abandoned property, escheat and other similar laws) and only as general creditors thereof for payment of their claim for the Merger Consideration.

         (f) NO LIABILITY. None of Parent, Sub, the Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any cash, shares, dividends or distributions payable from the Payment Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. If any certificates representing Company Shares shall not have been surrendered prior to five years after the Effective Time (or immediately prior to such earlier date on which the Merger Consideration in respect of such certificate would otherwise escheat to or become the property of any Governmental Entity

(as defined in Section 4.1(d)), any such cash, shares, dividends or distributions payable in respect of such certificate shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

         (g) WITHHOLDING RIGHTS. The Surviving Corporation, Parent or Sub shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as the Surviving Corporation, Parent or Sub is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law, including, without limitation, withholdings required in connection with payments with respect to Company Stock Options. To the extent that amounts are so withheld by the Surviving Corporation, Parent or Sub, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder in respect of which such deduction and withholding was made.


                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES

         SECTION 4.1. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company represents and warrants to Parent and Sub as follows:

         (a) ORGANIZATION, STANDING AND CORPORATE POWER. The Company is a corporation duly organized, validly existing and in corporate good standing under the laws of The Commonwealth of Massachusetts and has the requisite corporate power and authority and any necessary governmental authority to carry on its business as now being conducted and to own, operate and lease its properties. The Company is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed (individually or in the aggregate) would not have a material adverse effect upon (i) the business, assets, properties, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries taken as a whole, or (ii) the transactions contemplated hereby or the legality or validity of this Agreement (a "Material Adverse Effect"). The Company has delivered to Parent complete and correct copies of its Restated Articles of Organization and Restated By-laws, as amended to the date of this Agreement.

         (b) SUBSIDIARIES. Section 4.l(b) of the disclosure schedule attached hereto (the "Disclosure Schedule") sets forth the name, jurisdiction of incorporation, capitalization and number of shares of outstanding capital stock of each of the Company's Subsidiaries. All the issued and outstanding shares of capital stock of each Subsidiary are validly issued, fully paid and nonassessable and are owned, directly or indirectly, by the Company, beneficially and of record, free and clear of all liens, pledges, encumbrances or restrictions of any kind. No Subsidiary has outstanding any securities convertible into or exchangeable or exercisable for any shares of its capital stock, there are no outstanding options, warrants or other rights to purchase or acquire any capital stock of any Subsidiary, there are no irrevocable proxies with respect to such shares, and there are no contracts, commitments, understandings, arrangements or restrictions by which any Subsidiary or the Company is bound to issue additional shares of the capital stock of a Subsidiary. Except for the Company's Subsidiaries, and as otherwise disclosed in Section 4.1(b) of the Disclosure Schedule, the Company does not own, directly or indirectly, any capital stock or other equity securities of any corporation or have any direct or indirect equity interest in any business. Each of the Company's Subsidiaries (a) is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation; (b) has all requisite corporate power and authority and any necessary governmental authority to carry on its business as it is now being conducted and to own, operate and lease its properties, except where the failure to have such governmental authority would not have a Material Adverse Effect; and (c) is qualified or licensed to do business as a foreign corporation and is in good standing in each of the jurisdictions in which (i) the ownership or leasing of real property or the conduct of its business requires such qualification or licensing and (ii) the failure to be so qualified or licensed, either singly or in the aggregate, would have a Material Adverse Effect. The Company has delivered to Parent complete and correct copies of the Articles of Organization or other charter documents and By-laws of each of its Subsidiaries, each as amended to date.

         (C) CAPITALIZATION. As of the date hereof, the authorized capital stock of the Company consists of 200,000 shares of Preferred Stock, $0.01 par value per share ("Preferred Stock"), and 15,000,000 shares of Common Stock. As of the date hereof, there are no shares of Preferred Stock issued or outstanding. As of the date hereof, 8,908,621 Shares are issued and outstanding, 521,050 shares of Common Stock are reserved for issuance pursuant to outstanding Company Stock Options, and no shares of Common Stock are held by the Company in its treasury. Except as set forth above, no shares of capital stock or other equity securities of the Company are issued, reserved for issuance or outstanding. All outstanding shares of capital stock of the Company are, and all shares which may be issued pursuant to the Company Stock Option Plans will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Section 4.1(c) of the Disclosure Schedule accurately sets forth the number of Shares issuable upon exercise of each outstanding Company Stock Option, the vesting schedule thereof, and the applicable exercise price with respect to each such Company Stock Option. Except as set forth in Section 4.1(c) of the Disclosure Schedule, the Company has no outstanding option, warrant, subscription or other right, agreement or commitment which either (i) obligates the Company to issue, sell or transfer, repurchase, redeem or otherwise acquire or vote any shares of the capital stock of the Company or (ii) restricts the transfer of Common Stock. Except as set forth in Section 4.l(c) of the Disclosure Schedule, the Company has no outstanding stock appreciation rights, phantom stock or stock equivalents.

         (d)      AUTHORITY; ENFORCEABILITY; NONCONTRAVENTION.  The
Company has the requisite corporate power and authority to enter into this Agreement and, subject to the approval of its stockholders as set forth in
Section 7.1(a) with respect to the consummation of the Merger, to consummate the Merger and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject to the approval of its stockholders as set forth in
Section 7.1(a). This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that the enforceability hereof may be subject to bankruptcy, matters referred to in the following sentence, contravene any law, rule or regulation of any s insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally and that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions hereof will not, (i) violate any of the provisions of the Restated Articles of Organization or Restated By-laws of the Company, (ii) except as otherwise set forth in Section 4.1(d) of the Disclosure Schedule and subject to the governmental filings and other state or of the United States or any political subdivision thereof or therein, including any licensing board or agency, or any order, writ, judgment, injunction, decree, determination or award currently in effect, or (iii) except for leases requiring Landlord Consents as defined below in Section 6.11 and the existing Revolving Credit and Term Loan Agreement among the Company, certain of its Subsidiaries and The First National Bank of Boston (the "Company Credit Agreement"), violate, conflict with or constitute a breach under any contract, agreement, indenture, mortgage, deed of trust, lease or other instrument to which the Company or any of its Subsidiaries is a party or by which any of its assets is bound or subject, which, in the case of clauses (ii) and (iii) above, singly or in the aggregate, would have a Material Adverse Effect or prevent consummation of the transactions contemplated hereby. No consent, approval or authorization of, or declaration or filing with, or notice to, any governmental agency, board or regulatory authority, domestic or foreign (a "Governmental Entity"), which has not been received or made, is required by or with respect to the Company or any Subsidiary in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except for (i) compliance with any applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, (ii) state securities or blue sky laws and state takeover, antitrust and compensation law filings and approvals, (iii) compliance with any applicable requirements of The Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the "HSR Act"),
(iv) the filing of articles of merger with the Massachusetts Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, and (v) such other consents, approvals, authorizations, filings or notices as are set forth in Section 4.1(d) of the Disclosure Schedule. Neither the Company nor any of its Subsidiaries is a party or subject to, or bound by, any contract, agreement, indenture, mortgage, deed of trust, lease or other instrument which prevents or restricts its power and authority or its ability to guarantee obligations of third parties or pay dividends on its capital stock, except for the Company Credit Agreement.

         (e) FINANCIAL STATEMENTS; SEC REPORTS. The Company has previously furnished Parent and Sub with true and complete copies of (i) its Annual Reports on Form 10-K for the fiscal years ended December 28, 1996 (the "1996 Annual Report") and December 27, 1997 (the "1997 Annual Report and, together with the 1996 Annual Report, the "Annual Reports") filed by the Company with the SEC,
(ii) its Quarterly Reports on Form 10-Q for the quarters ended April 19, July 12 and October 4, 1997 (collectively, the "Quarterly Reports" and, together with the Annual Reports, the "Reports") filed by the Company with the SEC, (iii) the unaudited consolidated balance sheet and the unaudited consolidated statement of operations of the Company and its Subsidiaries as at April 18, 1998 and for the 16 weeks ended April 18, 1998, respectively (the "April 1998 Financial Statements"), (iv) proxy statements relating to all of the Company's meetings of stockholders (whether annual or special) held or scheduled to be held since December 28, 1996 and (v) each other registration statement, proxy or information statement or current report on Form 8-K filed since December 28, 1996 by the Company with the SEC. Since December 24, 1992, the Company has complied in all material respects with its SEC filing obligations under the Exchange Act and the Securities Act of 1933, as amended (the "Securities Act"). The financial statements and related schedules and notes thereto of the Company contained in the Reports (or incorporated therein by reference) and the April 1998 Financial Statements were prepared in accordance with generally accepted accounting principles (except, in the case of interim unaudited financial statements, as permitted by Form 10-Q) applied on a consistent basis except as noted therein, and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended, subject (in the case of interim unaudited financial statements) to normal year-end audit adjustments, and such financial statements complied as to form as of their respective dates in all material respects with applicable rules and regulations of the SEC. Each such registration statement, proxy statement and Report was prepared in accordance with the requirements of the Securities Act or the Exchange Act and did not, on the date of effectiveness in the case of such registration statements, on the date of mailing in the case of such proxy statements and on the date of filing in the case of such Reports, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

         (f) ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as may be disclosed in the Reports or as otherwise disclosed in Section 4.1(f) of the Disclosure Schedule, since December 27, 1997 there has not been (i) any declaration, setting aside or payment of any dividend or other distribution in respect of the capital stock of the Company or any redemption or other acquisition by the Company of any of its capital stock; (ii) any issuance by the Company, or agreement or commitment of the Company to issue, any shares of its Common Stock or securities convertible into or exchangeable for shares of its Common Stock, except for stock options and stock purchase rights set forth in
Section 4.1(c) of the Disclosure Schedule; (iii) any change by the Company in accounting methods, principles or practices except as required by generally accepted accounting principles; (iv) any increase in wage or bonus, severance, profit sharing, retirement, deferred compensation, insurance or other compensation or benefits or any new compensation or benefit plans or arrangements or any amendments to any Company Benefit Plans (as hereinafter defined) existing on December 27, 1997, other than bonus payments made in the ordinary course of business consistent with past practice; or (v) any agreement or commitment, whether in writing or otherwise, to take any action described in this subsection 4.1(f). Since December 27, 1997, the Company and its Subsidiaries have conducted their respective businesses in all material respects only in the ordinary course, consistent with past custom and practice, except as contemplated by this Agreement. Since February 13, 1998, the Company and its Subsidiaries have complied with all of the covenants and agreements applicable to the Company and its Subsidiaries under the Agreement and Plan of Merger dated as of February 13, 1998 among the Company, Ten Ideas, Inc. and Ten Ideas Acquisition, Corp. (the "Ten Ideas Merger Agreement"), including the provisions of Article IV thereof, without the necessity of obtaining any consent or waivers from Ten Ideas, Inc. or Ten Ideas Acquisition Corp.

         (g) NO UNDISCLOSED LIABILITIES. Except as set forth in the Reports, neither the Company nor any of its Subsidiaries has any liabilities (absolute, accrued, contingent or otherwise), except liabilities (i) in the aggregate adequately provided for in the Company's audited balance sheet (including any related notes thereto) for the fiscal year ended December 27, 1997 included in the 1997 Annual Report (the "1997 Balance Sheet"), (ii) incurred in the ordinary course of business and not required under generally accepted accounting principles to be reflected on the 1997 Balance Sheet, (iii) incurred since December 27, 1997 in the ordinary course of business consistent with past practice, (iv) incurred in connection with this Agreement or (v) which could not reasonably be expected to have a Material Adverse Effect.

         (h) COMPLIANCE WITH LAWS. The business of the Company and each of the Subsidiaries has been operated at all times in material compliance with all applicable statutes, laws, rules, regulations, permits, licenses, orders, injunctions and judgments (collectively, "Laws"), including, without limitation, any applicable Laws regulating environmental matters, immigration, wages and hours, working conditions or health and safety, except for such violations or failures to comply that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect nor have a material adverse effect on the Financing.

         (I) LITIGATION. Except as set forth in Section 4.1(i) of the Disclosure Schedule or otherwise disclosed in the Reports, there is no suit, action or proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity outstanding against the Company or any of its Subsidiaries which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect.

         (j)      DISCLOSURE DOCUMENTS.

          (I) Each document required to be filed by the Company with the SEC in connection with the transactions contemplated by this Agreement (the "Company Disclosure Documents"), including, without limitation, the Schedule 14D-9, the proxy or information statement of the Company (the "Company Proxy Statement"), if any, to be filed with the SEC in connection with the Merger, and any amendments or supplements thereto, will, when filed, comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder.

          (ii) At the time the Company Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company, at the time such stockholders vote on adoption of this Agreement and approval of the Merger and at the Effective Time, the Company Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. At the time of the filing of any Company Disclosure Document other than the Company Proxy Statement, at the time of any distribution thereof and throughout the remaining pendency of the Offer, each such Company Disclosure Document will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties contained in paragraphs (i) and (ii) of this
Section 4.1(j) will not apply to statements or omissions included in the Company Disclosure Documents or the Company Proxy Statement, if any, based upon information furnished to the Company in writing by Parent or Sub specifically for use therein.

                  (iii) The information with respect to the Company or any Company Subsidiary that the Company furnishes to Parent or Sub in writing specifically for use in the Offer Documents will not, at the time of the filing thereof, at the time of any distribution thereof and throughout the remaining pendency of the Offer, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

         (k) TERMINATION OF PRIOR MERGER AGREEMENT; BOARD RECOMMENDATION. The Company's Board of Directors has (i) terminated the Ten Ideas Merger Agreement pursuant to Section 7.1(c) thereof and (ii) taken the actions specified in the first sentence of Section 1.2(a).

         (l) FAIRNESS OPINION. The Board of Directors has received from the Financial Advisor an oral opinion as of the date hereof, to be followed with a written opinion to be dated the date hereof, in connection with this Agreement to the effect that the consideration to be received by the stockholders of the Company pursuant to the Offer and the Merger is fair to such stockholders from a financial point of view and such written opinion has not been withdrawn or modified.

         (m) BROKERS. No broker, investment banker, financial advisor or other person, the fees and expenses of which will be paid by the Company, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement, other than pursuant to an engagement letter with the Financial Advisor, a copy of which has been furnished to Parent.

         (n) EMPLOYEE  BENEFIT  MATTERS.  All employee  benefit  plans and other benefit arrangements covering employees of the Company and/or of the Subsidiaries (collectively, the "Benefit Plans") are listed in Section 4.1(n) of the Disclosure Schedule. True and complete copies of the Benefit Plans have been made available to Parent and Sub. To the extent applicable, to the Company's knowledge, the Benefit Plans comply in all material respects with the requirements of the Employee Retirement Income Security Act of 1974, as amended and the rules and regulations promulgated thereunder ("ERISA"), the Internal Revenue Code of 1986, as amended (the "Code"), and any Benefit Plan intended to be qualified under Section 401(a) of the Code has been determined by the United States Internal Revenue Service to be so qualified. To the Company's knowledge, no Benefit Plan is covered by Title IV of ERISA or Section 412 of the Code. Neither the Company nor any Subsidiary, respectively, has incurred any liability or penalty under Section 4975 of the Code or Section 502(i) of ERISA with respect to any Benefit Plan, except as would not have a Material Adverse Effect. Each Benefit Plan has been maintained and administered in all material respects in compliance with its terms and with ERISA and the Code to the extent applicable thereto and each Benefit Plan that is a "group health plan" as defined in Section 607(1) of ERISA, has been operated in compliance with the provisions of Part 6 of Title I of ERISA and Sections 162(k) and 4980B of the Code. To the knowledge of the Company, there are no pending, nor has the Company or any Subsidiary received written notice of any threatened, claims against or otherwise involving any of the Benefit Plans, except as would not have a Material Adverse Effect. To the Company's knowledge, all material contributions required to be made as of the date this Agreement to the Benefit Plans have been made or provided for. Neither the Company nor any Subsidiary, respectively, nor any entity under "common control" with the Company and/or of the Subsidiaries within the meaning of Section 4001 of ERISA has contributed to, or been, to the Company's knowledge, required to contribute to, any "multiemployer plan" (as defined in Sections 3 (37) and 4001(a)(3) of ERISA). Neither the Company nor any Subsidiary has any present or future obligation to make any payment to or under any "employee welfare plan" (as defined in Section 3(1) of ERISA, "ERISA Welfare Plan") which provides benefits to retirees. No condition exists, to the Company's knowledge, which would prevent the Company or any Subsidiary from amending or terminating any ERISA Welfare Plan.

         (o) TAXES. Except as disclosed in the Reports or in Section 4.1(o) of the Disclosure Schedule, each of the Company and the Subsidiaries (i) has timely filed all federal, state and foreign Tax Returns required to be filed by the Company and each Subsidiary, respectively, for Tax years ended prior to the date of this Agreement and all such Tax Returns are correct and complete in all material respects, (ii) has timely paid, withheld or accrued all Taxes shown to be due and payable on such Tax Returns, (iii) has accrued all Taxes for such periods subsequent to the periods covered by such Tax Returns ending on or prior to the date hereof and (iv) has "open" years for federal, state, local and foreign income Tax Returns only as set forth in the Reports or in Section 4.1(o) of the Disclosure Schedule. There are no liens for Taxes on the assets of the Company or the Subsidiaries except for liens for current Taxes not yet due, and, except as set forth in the Reports or in Section 4.1(o) of the Disclosure Schedule, there is no pending, nor has the Company or any Subsidiary received written notice of any threatened, Tax audit, examination, refund litigation or adjustment in controversy. Neither the Company nor any Subsidiary is a party to any agreement providing for the allocation or sharing of Taxes. All Taxes which each of the Company and the Subsidiaries has been required to collect or withhold have been duly collected or withheld and to the extent required when due, have been or will be duly and timely paid to the proper taxing authority.

         As used in the foregoing paragraph, (a) "Taxes" shall mean (i) all taxes, charges, fees, levies or other assessments, including, without limitation, income, gross receipts, excise, real and personal property, sales, transfer, license, payroll and franchise taxes, imposed by the United States, or any state, county, local or foreign government or subdivision or agency thereof; and such term shall include any interest, penalties or additions to tax attributable to such taxes, charges, fees, levies or other assessments and any obligations under any agreement or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor entity and (ii) all obligations, including joint and several liability pursuant to the law of any jurisdiction or otherwise, for the payment of any of the types of taxes referred to in clause (i) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any taxable period and (b) "Tax Returns" shall mean any report, return or other information required to be supplied to any taxing authority in connection with Taxes.

         SECTION 4.2. REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB. Parent and Sub represent and warrant to the Company as follows:

         (a) ORGANIZATION, STANDING AND CORPORATE POWER. Parent is a corporation duly organized, validly existing and in corporate good standing under the laws of the State of Delaware. Sub is a corporation duly organized, validly existing and in corporate good standing under the laws of The Commonwealth of Massachusetts. Each of Parent and Sub has the requisite corporate power and authority to carry on its business as now being conducted. Each of Parent and Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed (individually or in the aggregate) would not have a Material Adverse Effect.

         (b) CAPITALIZATION. As of the date of this Agreement, the authorized capital stock of Parent consists of 6,000,000 shares of common stock, par value $0.01 per share, 1,316,656 shares of which are presently issued and outstanding. As of the date of this Agreement, the authorized capital stock of Sub consists of 1,000 shares of common stock, par value $0.01 per share, 1,000 shares of which are presently issued and outstanding, which constitutes all of the issued and outstanding capital stock of Sub. All of the issued and outstanding shares of capital stock of Parent and Sub are validly issued, fully paid and nonassessable.

         (C) AUTHORITY; ENFORCEABILITY; NONCONTRAVENTION. Parent and Sub have all requisite corporate power and authority to enter into this Agreement and to consummate the Merger and the other transactions contemplated by this Agreement. The execution and delivery of this Agreement by Parent and Sub and the consummation by Parent and Sub of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Parent and Sub. This Agreement has been duly executed and delivered by and constitutes a valid and binding obligation of each of Parent and Sub, enforceable against such party in accordance with its terms, except that the enforceability hereof may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally and that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not (i) violate any of the provisions of the charter documents or By-laws of Parent or Sub, (ii) subject to the governmental filings and other matters referred to in the following sentence, contravene any law, rule or regulation of any state or of the United States or any political subdivision thereof or therein, or any order, writ, judgment, injunction, decree, determination or award currently in effect, or (iii) except for the Parent's existing credit agreement with BankBoston, N.A. (the "Parent Credit Agreement") which, together with the Company Credit Agreement, is to be refinanced with a portion of the proceeds of the Financing as defined below in
Section 4.2(d), violate, conflict with or constitute a breach under any contract, agreement, indenture, mortgage, deed of trust, lease or other instrument to which Parent or any of its Subsidiaries is a party or by which any of their assets is bound or subject, which, in the case of clauses (ii) and
(iii) above, singly or in the aggregate, would have a material adverse effect on the business, financial condition or results of operations of Parent and Sub taken as a whole or prevent consummation of the transactions contemplated hereby. No consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity which has not been received or made is required by or with respect to Parent or Sub in connection with the execution and delivery of this Agreement by Parent or Sub or the consummation by Parent or Sub, as the case may be, of any of the transactions contemplated by this Agreement, except for (i) compliance with any applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, (ii) state securities or blue sky laws and state takeover, antitrust and competition law filings and approvals, (iii) compliance with any applicable requirements of the HSR Act, (iv) the filing of the articles of merger with the Massachusetts Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, and (iii) such other consents, approvals, authorizations, filings or notices as are set forth in Section 4.1(d) of the Disclosure Schedule. Neither Parent nor any of its Subsidiaries is a party or subject to, or bound by, any contract, agreement, indenture, mortgage, deed of trust, lease or other instrument which would prevent or restrict its power and authority or ability to borrow under the "Interim Facility" (as defined below in Section 4.2(d), guarantee obligations of third parties or pay dividends on its capital stock, except for the Parent Credit Agreement and except that pursuant to the Loan Agreement made as of August 6, 1997, as amended, between FFCA Acquisition Corporation and NERC Limited Partnership, a Delaware limited partnership which is a Subsidiary of Parent ("NERC LP"), NERC LP is prohibited from guaranteeing obligations of third parties.

         (d) FINANCING. Parent and Sub have received (i) a written commitment from The Chase Manhattan Bank and BankBoston, N.A. (collectively, the "Banks") for the provision of a senior credit facility (the "Interim Facility") for the transactions contemplated hereby, on or prior to the Closing Date, in an amount of at least $90 million as interim financing if Parent is unable to issue prior to July 31, 1998 at least $90 million principal amount of senior unsecured notes (the "Senior Notes") in a public offering or a Rule 144A private placement as contemplated by such commitment , (ii) written commitments from stockholders of Parent to subscribe for an aggregate of at least $21.5 million of equity securities of Parent in connection with a rights offering made to stockholders of Parent totaling $40 million of such equity securities to finance the transactions contemplated hereby and (iii) a written commitment from JP Acquisition Fund II, L.P. ("JPAF"), to subscribe for up to $18.5 million of such equity securities of Parent. The aggregate of $130 million of financing (the "Financing") contemplated by the commitments from the Banks and from stockholders of Parent and from JPAF (collectively, the "Commitments"), will be sufficient to consummate the Offer and the Merger. True and correct copies of the Commitments have been provided to the Company prior to the date hereof.

         (e)      DISCLOSURE DOCUMENTS.

                  (I) The information with respect to Parent and its Subsidiaries that Parent furnishes to the Company in writing specifically for use in any Company Disclosure Document will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading (i) in the case of the Company Proxy Statement, if any, at the time the Company Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company, at the time the stockholders vote on adoption of this Agreement and at the Effective Time, and (ii) in the case of any Company Disclosure Document other than the Company Proxy Statement, at the time of the filing thereof, at the time of any distribution thereof and throughout the remaining pendency of the Offer.

                  (ii) The Offer Documents will comply in all material respects with the applicable requirements of the Exchange Act and will not, at the time of the filing thereof, at the time of any distribution thereof and throughout the remaining pendency of the Offer contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided, that no representation is made by Parent or Sub with respect to statements or omissions in the Offer Documents based upon information furnished to Parent or Sub in writing by the Company specifically for use therein.

         (f) BROKERS. No broker, investment banker, financial advisor or other person, the fees and expenses of which will be paid by Parent or Sub, is entitled to any broker's, finder's, financial advisor's or other similar fee or commission in connection with the transactions contemplated by this Agreement, except for fees payable to Jacobson Partners and fees and expenses payable to the Banks, Chase Securities Inc., BancBoston Securities Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Jacobson Partners, which fees and expenses shall remain the sole responsibility of Parent and Sub.


                                    ARTICLE V

                    COVENANTS RELATING TO CONDUCT OF BUSINESS
                                 PRIOR TO MERGER

         SECTION 5.1. CONDUCT OF BUSINESS OF THE COMPANY. Except as contemplated by this Agreement, during the period from the date of this Agreement to the Effective Time, the Company shall operate, and shall cause each Subsidiary to operate, its business in the ordinary course of business. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Effective Time, except as expressly contemplated by this Agreement, the Company and the Subsidiaries shall not, without the prior written consent of
Parent:

         (I) (x) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of the Company's outstanding capital stock, (y) split, combine or reclassify any of its outstanding capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its outstanding capital stock, or (z) purchase, redeem or otherwise acquire any shares of outstanding capital stock or any rights, warrants or options to acquire any such shares;

         (ii) issue, sell, grant, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, including under the ESPP, except for the issuance of Shares upon exercise of Company Stock Options outstanding prior to the date of this Agreement and disclosed in Section 4.1(c), or take any action that would make the Company's representations and warranties set forth in
Section 4.l(c) not true and correct in all material respects;

         (iii) amend its Restated Articles of Organization or Restated By-laws or the comparable charter or organizational documents of any of its Subsidiaries;

         (iv) acquire any business or any corporation, partnership, joint venture, association or other business organization or division thereof (or any interest therein), or form any subsidiaries;

         (v) sell or otherwise dispose of any of its substantial assets, except in the ordinary course of business;

         (vi) make any capital expenditures, enter into leases or agreements for new locations, or make other commitments with respect thereto, except capital expenditures, leases, agreements or commitments (i) set forth on Section 5.1(vi) of the Disclosure Schedule, or (ii) not exceeding $100,000 in the aggregate as the Company may, in its discretion, deem appropriate;

         (vii) (x) incur any indebtedness for borrowed money or guaranty any such indebtedness of another person, other than (A) borrowings in the ordinary course under existing lines of credit (or under any refinancing of such existing lines), (B) indebtedness owing to, or guaranties of indebtedness owing to, the Company or (C) in connection with the Financing, or (y) make any loans or advances to any other person, other than routine advances to employees;

         (viii) except as disclosed in Section 4.1(f) of the Disclosure Schedule, grant or agree to grant to any employee any increase in wages or bonus, severance, profit sharing, retirement, deferred compensation, insurance or other compensation or benefits, or establish any new compensation or benefit plans or arrangements, or amend or agree to amend any existing Company Plans, except as may be required under existing agreements or in the ordinary course of business consistent with past practices;

         (ix) merge, amalgamate or consolidate with any other person or entity in any transaction, sell all or substantially all of its business or assets, or acquire all or substantially all of the business or assets of any other person or entity;

         (x) except as disclosed in Section 4.1(f) of the Disclosure Schedule, enter into or amend any employment, consulting, severance or similar agreement with any person or amend the engagement letter with the Financial Advisor referred to in Section 4.1(l) hereof;

         (xi) change its accounting policies in any material respect, except as required by generally accepted accounting principles;

         (xii) except as set forth in Section 4.1(f) of the Disclosure Schedule, enter into any material contract, agreement or commitment (other than purchase agreements for food and beverages and restaurant supplies entered into in the ordinary course of business) not otherwise permitted under this Section 5.1, including, without limitation, any contract, agreement or commitment involving expenditures by the Company or any of its Subsidiaries in excess of $50,000 or which is not terminable by the Company upon giving 30 days of less prior written notice; or

         (xiii)   commit or agree to take any of the foregoing actions.

         SECTION 5.2. OTHER ACTIONS. The Company, Parent and Sub shall not take any action that would, or that could reasonably be expected to, result in (i) any of the representations and warranties of such party set forth in this Agreement that are qualified as to materiality becoming untrue, (ii) any of such representations and warranties that are not so qualified becoming untrue in any material respect or (iii) any of the conditions of the Offer set forth in Annex I or of the Merger set forth in Article VII not being satisfied.


                                   ARTICLE VI

                              ADDITIONAL AGREEMENTS

         SECTION 6.1. MEETING OF STOCKHOLDERS. Following the expiration of the Offer, the Company will promptly take all action necessary in accordance with applicable law and its Restated Articles of Organization and Restated By-laws to duly call, give notice of, and convene a meeting of its stockholders (the "Stockholders' Meeting") to consider and vote upon the adoption and approval of this Agreement and the Merger and all actions contemplated hereby which require approval and adoption by the Company's stockholders unless the Merger may be effected pursuant to Section 82 of the MBCL; provided, however, that the obligations contained herein shall be subject to the provisions of Section 6.8. Parent shall agree to cause all of the shares of capital stock of the Company held by Parent and/or Sub to be voted, either in person or by proxy, in favor of the adoption and approval of this Agreement and the Merger at the Stockholders' Meeting.

         SECTION 6.2.  PROXY STATEMENT.

         (a) In connection with the Stockholders' Meeting contemplated hereby, as promptly as practicable after Offeror first purchased Shares pursuant to the Offer and if required by applicable law, the Company will promptly prepare and file, and Parent will cooperate with the Company in the preparation and filing of, a preliminary Company Proxy Statement (the "Preliminary Proxy Statement") with the SEC and will use its commercially reasonable best efforts to respond to the comments of the SEC concerning the Preliminary Proxy Statement and to cause the Company Proxy Statement to be mailed to the Company's stockholders, in each case as soon as reasonably practicable. The Company shall pay the filing fees for the Preliminary Proxy Statement. Each party to this Agreement will notify the other parties promptly of the receipt of the comments of the SEC, if any, and of any request by the SEC for amendments or supplements to the Preliminary Proxy Statement or the Company Proxy Statement or for additional information, and will supply the other parties with copies of all correspondence between such party or its representatives, on the one hand, and the SEC or members of its staff, on the other hand, with respect to the Preliminary Proxy Statement, the Company Proxy Statement or the Merger.

         (b) If at any time prior to the Stockholders' Meeting, any event should occur relating to the Company or any of the Subsidiaries which should be set forth in an amendment of, or a supplement to, the Company Proxy Statement, the Company will promptly inform

Parent. If at any time prior to the Stockholders' Meeting, any event should occur relating to Parent or Sub or any of their respective Associates or Affiliates, or relating to the plans of any such persons for the Surviving Corporation after the Effective Time of the Merger, or relating to the Financing, that should be set forth in an amendment of, or a supplement to, the Company Proxy Statement, the Company, with the cooperation of Parent, will, upon learning of such event, promptly prepare, file and, if required, mail such amendment or supplement to the Company's stockholders; provided that, prior to such filing or mailing, the Company shall consult with Parent with respect to such amendment or supplement and shall afford Parent reasonable opportunity to comment thereon.

         (C) Parent will furnish to the Company the information relating to Parent and Sub, their respective Associates and Affiliates and the plans of such persons for the Surviving Corporation after the Effective Time of the Merger, and relating to the Financing, which is required to be set forth in the Preliminary Proxy Statement or the Company Proxy Statement under the Exchange Act and the rules and regulations of the SEC thereunder. The Company shall cause to be included as an exhibit to the Preliminary Proxy Statement and the Company Proxy Statement, the fairness opinion of the Financial Advisor referred to in
Section 4.1(l).

         SECTION 6.3. ACCESS TO INFORMATION; CONFIDENTIALITY. From and after the date hereof, the Company will provide to Parent reasonable access, upon notice and during normal business hours, to the Company's facilities, books and records and shall cause the directors, employees, accountants, attorneys, financial advisors, lenders and other agents and representatives (collectively, "Representatives") of the Company to continue to cooperate fully with Parent and Parent's Representatives in order to enhance such persons' knowledge of the Company's assets, contracts, liabilities, operations, records and other aspects of its business (including any environmental investigation of the Company's facilities) and the efforts of Parent and Sub to secure the Financing as described in Section 4.2(d). Parent shall, and shall cause Parent's Representatives to, keep all information supplied or made available to Parent hereunder in confidence and shall not disclose the same to any party other than its Representatives on a "need to know" basis and only for purposes of evaluating the Merger and the Financing. Parent will not use such information except for evaluating the Merger and in connection with procurement of the Financing. If the Merger is not consummated and this Agreement is terminated in accordance with its terms, Parent shall return any information provided hereunder.

         SECTION 6.4. COMMERCIALLY REASONABLE EFFORTS. Upon the terms and subject to the conditions and other agreements set forth in this Agreement, each of the parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by this Agreement, including the satisfaction of the respective conditions set forth in Annex I and Article VII; provided that nothing herein shall be deemed to require the Company or any of its Subsidiaries to participate in any meetings with prospective investors in connection with the sale of any securities constituting a part of the Financing described in Section 4.2(d).

         SECTION 6.5. FINANCING. Each of Parent and Sub shall use commercially reasonable best efforts to close the Financing on terms consistent with the Commitments or such other terms as shall be satisfactory to them and to execute and deliver definitive agreements with respect to the Financing (the "Definitive Financing Agreements") on or before the Closing Date. Parent and Sub shall use commercially reasonable best efforts to satisfy on or before the Closing Date all requirements of the Definitive Financing Agreements which are conditions to closing the transactions constituting the Financing and to drawing the cash proceeds thereunder. The obligations contained herein are not intended, nor shall they be construed, to benefit or confer any rights upon any person, firm or entity other than the Company.

         SECTION 6.6.  INDEMNIFICATION; DIRECTORS' AND OFFICERS'
INSURANCE.

         (a) From and after the Effective Time, Parent shall cause the Surviving Corporation to indemnify and hold harmless each person who is now, at any time has been or who becomes prior to the Effective Time a "Director/officer" of the Company (as defined in Article 7 of the Company's Restated By-laws ("Article 7")), and their heirs and personal representatives (the "Indemnified Parties"), against any and all "Expenses" (as defined in Article 7) incurred in connection with any "Proceeding" (as defined in Article 7) arising out of or pertaining to any action or omission occurring prior to the Effective Time (including, without limitation, any Proceeding which arises out of or relates to the transactions contemplated by this Agreement), to the full extent permitted under Massachusetts law and the Surviving Corporation's Restated By-laws in effect as of the Effective Date or under any indemnification agreement in effect as of the date of this Agreement.

         (b) The Surviving Corporation shall control the defense of any such Proceeding with counsel selected by the Surviving Corporation, which counsel shall be reasonably acceptable to the Indemnified Party, provided that the Indemnified Party shall be permitted to participate in the defense of such Proceeding at its own expense; except that the Surviving Corporation shall pay as incurred the reasonable fees and expenses of counsel retained by an Indemnified Party in the event that (i) the Surviving Corporation and the Indemnified Party shall have mutually agreed on the retention of such counsel or
(ii) the named parties to any Proceeding include both the Surviving Corporation and the Indemnified Party and representation of both parties by the same counsel would be inappropriate, in the reasonable opinion of counsel to the Indemnified Party, due to actual or potential differing interests between them; and provided, further, that if any D&O Insurance (as defined in paragraph (c) of this Section 6.6) in effect at the time shall require the insurance company to control such defense in order to obtain the full benefits of such insurance and such provision is consistent with the provisions of the Company's D&O Insurance existing as of the date of this Agreement, then the provisions of such policy shall govern. Neither Parent nor the Surviving Corporation shall in any event be liable for any settlement effected without its written consent, which consent shall not be withheld unreasonably.

         (C) For a period of not less than six years after the Effective Time, Parent or the Surviving Corporation shall maintain officers' and directors' liability insurance ("D&O Insurance") covering each Indemnified Party who is presently covered by the Company's officers' and directors' liability insurance or will be so covered at the Effective Time with respect to actions or omissions occurring prior to the Effective Time, on terms no less favorable than such insurance maintained in effect by the Company as of the date hereof in terms of coverage and amounts, provided that Parent and the Surviving Corporation shall not be required to pay in the aggregate an annual premium for D&O Insurance in excess of 125% of the last annual premium paid prior to the date hereof, but in such case shall purchase as much coverage as may be obtained for such amount.

         (d) The Restated Articles of Organization and Restated By-laws of the Surviving Corporation shall contain the provisions with respect to indemnification set forth in the Restated Articles of Organization and Restated By-laws of the Surviving Corporation as of the Effective Date, which provisions shall not be amended, repealed or otherwise modified after the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement), unless such modification is required by law. Parent, Sub and the Company agree that all rights existing in favor of any Indemnified Party under any indemnification agreement in effect as of the date hereof shall survive the Merger and shall continue in full force and effect, without any amendment thereto.

         (e) The provisions of this Section 6.6 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, his or her heir and his or her personal representatives and shall be binding on all
successors   and  assigns  of  Parent,   Sub,  the  Company  and  the  Surviving
Corporation.

         SECTION 6.7. PUBLIC ANNOUNCEMENTS. Parent and Sub, on the one hand, and the Company, on the other hand, will consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the existence of and transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement without the consent of the other party following such consultation, except as may be required by applicable law, regulation or judicial process, and in such case only after reasonable notice to the other party.

         SECTION 6.8. ACQUISITION PROPOSALS. The Company shall not, nor shall it authorize or permit any of its Representatives to, directly or indirectly, (i) solicit, initiate or knowingly encourage any Third Party (as defined in this
Section 6.8) with respect to the submission of any Acquisition Proposal (as hereinafter defined) or (ii) participate in any discussions or negotiations regarding, or furnish to any Third Party any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; provided, however, that the foregoing shall not prohibit the Board of Directors of the Company (or, if applicable, the duly appointed Special Committee thereof) from: (i) furnishing information to, or entering into discussions or negotiations with, any Third Party in connection with an unsolicited bona fide Acquisition Proposal by such Third Party if, and to the extent that, the Board of Directors of the Company (or the Special Committee), after consultation with independent legal counsel (who may be the Company's regularly engaged independent counsel), determines in good faith that such action is required for the Board of Directors of the Company to comply with its fiduciary obligations to stockholders under applicable law; (ii) withdrawing or modifying its recommendation referred to in Section 4.1(k) following receipt of a bona fide unsolicited Acquisition Proposal if the Board of Directors of the Company (or the Special Committee), after consultation with independent legal counsel (who may be the Company's regularly engaged independent counsel), determines in good faith that such action is necessary for the Board of Directors of the Company to comply with its fiduciary duties to stockholders under applicable law; or (iii) making to the Company's stockholders any recommendation and related filing with the SEC as required by Rule 14e-2 and 14d-9 under the Exchange Act, with respect to any tender offer, or taking any other equally required action (including, without limitation, the making of public disclosures as may be necessary or advisable under applicable securities laws); and provided further, however, that, in the event of an exercise of the Company's or its Board of Director's (or the Special Committee's) rights under clause (i), (ii) or (iii) above, notwithstanding anything contained in this Agreement to the contrary, such failure shall not constitute a breach of this Agreement by the Company. The Company shall provide immediate written notice to Parent of the receipt of any such Acquisition Proposal and of the Company's intention to furnish information to, or enter into discussions or negotiations with, such person or entity. For purposes of this Agreement, (i) "Acquisition Proposal" means any proposal with respect to a merger, consolidation, share exchange, tender offer or similar transaction involving the Company, or any purchase or other acquisition of all or any significant portion of the assets of the Company, or any equity interest in the Company, other than the transactions contemplated hereby and (ii) "Third Party" means any corporation, partnership, person or other entity or "group" (as defined in Section 13(d)(3) of the Exchange Act) other than Parent, Sub or any Affiliates of Parent or Sub and their respective directors, officers, employees, representatives and agents.

         SECTION 6.9. STOCKHOLDER LITIGATION. The Company shall give Parent the opportunity to participate, at the expense of Parent, in the defense or settlement of any stockholder litigation against the Company and its Representatives relating to the transactions contemplated by this Agreement and/or the Ten Ideas Merger Agreement; provided, however, that no such settlement shall be agreed to without Parent's consent, which consent shall not be unreasonably withheld.

         SECTION 6.10. BOARD ACTION RELATING TO STOCK OPTION PLANS. As soon as practicable following the date of this Agreement, the Board of Directors of the Company (or, if appropriate, any committee administering a Company Stock Option
Plan) shall adopt such resolutions or take such actions as may be required to adjust the terms of all outstanding Company Stock Options or accelerate vesting of options granted under the TARSOP, the Director Plan or the 1997 Plan in accordance with Section 3.2 and shall make such other changes to the Company Stock Option Plans and the ESPP as Parent deems appropriate to give effect to the Merger, and to terminate such plans as of the Effective Time. Promptly following the termination of the ESPP, the Company or the Surviving Corporation, as the case may be, shall refund to each participant in the ESPP in cash the amount of payroll deductions, if any, then credited to such participant's account under the ESPP in accordance with the provisions of Section 19 of the ESPP.

         SECTION 6.11. CONSENTS AND APPROVALS. As soon as practicable following the date of this Agreement, the Company and Parent shall make all filings required to be made with and seek all consents, approvals, permits and authorizations required to be obtained from, any third parties or Governmental Entities in connection with this Agreement and the transactions contemplated hereby, including, without limitation, the filing of any required notification under the HSR Act, the consent of any licensing board or agency governing the sale of alcoholic beverages ("Liquor License Consents"), the consent of any landlord (or of any other person) at any location leased by the Company or any of its Subsidiaries ("Landlord Consents") and any other filing, consent or approval listed on Section 4.1(d) of the Disclosure Schedule, it being understood, however, that the consummation of the Offer and the Merger are not conditioned on the Company, Parent or Sub obtaining any such Liquor License Consents or Landlord Consents. The Company shall pay any required filing fees or other expense in connection therewith; provided that the Company and Parent shall each pay one-half of any filing fees under the HSR Act; provided, further, that Parent shall reimburse the Company for such payment in the event that this Agreement is terminated pursuant to Section 8.1 hereof in any manner which does not entitle Parent to reimbursement from the Company for Expenses (as defined in Section 8.2(b)(i)).

         SECTION 6.12. REPAYMENT OF INDEBTEDNESS. Parent shall utilize a portion of the net proceeds of the Financing, together with available cash of the Company, to repay, satisfy or otherwise discharge, in full, all of the Company's indebtedness to BankBoston, N.A.
existing on the Closing Date.

         SECTION 6.13. PAYMENT OF FEES AND EXPENSES. Parent and Sub acknowledge that concurrently with the execution of this Agreement, the Company is obligated to pay Ten Ideas a fee of $1,500,000 and an amount not to exceed $750,000, as reimbursement of expenses, all in accordance with the terms of the Ten Ideas Merger Agreement, and agree that they shall in no event contest the propriety of or the obligation to make such payments or to seek to recover all or any portion of such payments.

                                   ARTICLE VII

                              CONDITIONS PRECEDENT

         SECTION 7.1.  CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT
THE MERGER. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

         (a) STOCKHOLDER APPROVAL. The Merger shall have been adopted and approved by the affirmative vote of the holders of two-thirds of the outstanding Shares as required under the laws of The Commonwealth of Massachusetts.

         (b) THIRD-PARTY AND GOVERNMENTAL CONSENTS. All filings required to be made prior to the Effective Time with, and all consents (other than Liquor License Consents and Landlord Consents) and, approvals, permits and authorizations required to be obtained prior to the Effective Time from, any third party or any Governmental Entities, including, without limitation, those set forth in Section 4.1(d) of the Disclosure Schedule, in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by the Company, Parent and Sub, and which, either individually or in the aggregate, if not obtained would have a Material Adverse Effect or would prevent consummation of the Merger, shall have been made or obtained (as the case may be).

         (C) NO INJUNCTIONS, RESTRAINTS OR LITIGATION. No temporary restraining order, judgment, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect; provided, however, that the parties invoking this condition shall use their best efforts to have any such order or injunction vacated.

         (d) SHARES PURCHASED. Sub shall have purchased Shares pursuant to the Offer, provided this condition shall be deemed to be satisfied if Sub fails to accept for payment and pay for Shares in violation of the Offer.

         SECTION 7.2. CONDITIONS TO OBLIGATIONS OF PARENT AND SUB. The obligations of Parent and Sub to effect the Merger are further subject to the satisfaction, or waiver by Parent, on or prior to the Closing Date, of the following conditions:

         (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Company set forth in Section 4.1 that are qualified by materiality shall be true and correct and such representations and warranties of the Company set forth in Section 4.1 that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except to the extent such representations and warranties speak as of an earlier date, except for changes permitted or contemplated by this Agreement, and except, in the case of any such breach, where such breach would not have, individually or in the aggregate, a

Material Adverse Effect or materially and adversely affect the Financing described in Section 4.2(d) or the ability of Parent and Sub to consummate the Offer and the Merger. Parent shall have received an officers' certificate signed on behalf of the Company to the effect set forth in this paragraph.

         (b) CONSENTS AND APPROVALS. On or prior to the Effective Date, Parent and/or Sub shall have received all of the necessary consents (other than Liquor License Consents and Landlord Consents) or approvals of Governmental Entities and all third parties in connection with the execution and delivery of this Agreement and the consummation of the Merger and the other transactions contemplated hereby, unless the failure to obtain such consent or approval would not have a Material Adverse Effect nor have a material adverse effect on the Financing.

         SECTION 7.3. CONDITIONS TO OBLIGATIONS OF THE COMPANY. The obligations of the Company to effect the Merger are further subject to the satisfaction, or waiver by the Company, on or prior to the Closing Date, of the following conditions:

         (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Parent and Sub set forth in Section 4.2 that are qualified by materiality shall be true and correct and such representations and warranties of Parent and Sub set forth in Section 4.2 that are not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, except to the extent such representations and warranties speak as of an earlier date and except for changes permitted or contemplated by this Agreement, and except, in the case of any such breach, where such breach would not, individually or in the aggregate, materially and adversely affect the Financing described in Section 4.2(d) or the ability of Parent and Sub to consummate the Offer and the Merger. The Company shall have received an officers' certificate signed on behalf of Parent to the effect set forth in this paragraph.

         (b) FAIRNESS OPINION. At or prior to the Effective Time, the Financial Advisor shall not have withdrawn its fairness opinion referred to in
Section 4.1(l).

                                  ARTICLE VIII

                        TERMINATION, AMENDMENT AND WAIVER

         SECTION  8.1.  TERMINATION.   This  Agreement  may  be  terminated  and
abandoned at any time prior to the Effective Time, whether before or after approval of the Merger by the stockholders of the Company: (a) by mutual written consent of Parent and the Company; or (b) by either Parent or the Company if (i) Parent or Sub shall have failed to commence the Offer within five business days following the date hereof or the Offer shall have terminated or expired in accordance with its terms without Parent or Sub having purchased any Shares pursuant to the Offer, or (ii) the Offer has not been consummated by July 31, 1998, or (iii) any change to the Offer is made in contravention of the provisions of Section 1.1; or (c) by either Parent or the Company: (i) if, upon a vote at the Stockholders Meeting, or any adjournment thereof, the adoption and approval of this Agreement and the Merger by the stockholders of the Company required by Massachusetts law, the Company's Restated Articles of Organization or the terms of this Agreement shall not have been obtained; or (ii) if the Merger shall not have been consummated on or before October 31, 1998, provided that the failure to consummate the Merger is not attributable to the failure of the terminating party to fulfill its obligations pursuant to this Agreement; or
(iii) if there shall be any law or regulation (other than a law or regulation relating to the issuance or transfer of any licenses or permits of any licensing board or agency governing the sale of alcoholic beverages) that makes consummation of the Offer or the Merger illegal or otherwise prohibited, or if any judgment, injunction, order or decree enjoining or otherwise restraining Sub from purchasing Shares pursuant to the Offer or Sub or the Company from consummating the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable; or (d) by the Company, immediately after payment to Sub of the fee and expense reimbursement described in Section 8.2(b), if prior to the purchase of Shares pursuant to the Offer (i) the Board of Directors shall have withdrawn or modified in a manner adverse to Parent or Sub its approval or recommendation of the Offer, this Agreement or the Merger in order to permit the Company to execute an Acquisition Proposal providing for the acquisition of the Company by a Third Party as determined by the Board of Directors in good faith after consultation with independent legal counsel (who may be the Company's regularly engaged independent counsel) that such action is required for the Board of Directors of the Company to comply with its fiduciary obligations to stockholders under applicable law, or (ii) the fairness opinion referred to in Section 4.1(l) shall have been withdrawn; or (e) by Parent, if the Board of Directors of the Company shall have approved an Acquisition Proposal or withdrawn or modified (including by amendment of the Schedule 14D-9), in a manner adverse to Parent or Sub, the Board of Director's recommendation pursuant to Section 4.1(k); or (f) by Parent, if any of the conditions set forth in Section 7.2 shall have become incapable of fulfillment, and shall not have been waived by Parent, or if the Company shall breach in any material respect any of its representations, warranties or obligations hereunder and such breach shall not have been cured in all material respects or waived and the Company shall not have provided reasonable assurance that such breach will be cured in all material respects on or before the Closing Date, but only if such breach, singly or together with all other such breaches, constitutes a failure of the conditions contained in Section 7.2 as of the date of such termination; or (g) by the

Company, if any of the conditions set forth in Section 7.3 shall have become incapable of fulfillment, and shall not have been waived by the Company, or if Parent or Sub shall breach in any material respect any of their respective representations, warranties or obligations hereunder and such breach shall not have been cured in all material respects or waived and Parent or Sub, as the case may be, shall not have provided reasonable assurance that such breach will be cured in all material respects on or before the Closing Date, but only if such breach, singly or together with all other such breaches, constitutes a failure of the conditions contained in Section 7.3 as of the date of such termination; provided, however, that the party seeking termination pursuant to clause (f) or (g) hereof is not in breach of any of its material representations, warranties, covenants or agreements contained in this Agreement.

         SECTION 8.2.  EFFECT OF TERMINATION.

         (a) AGREEMENT VOID. In the event of the termination and abandonment of this Agreement pursuant to Section 8.1 hereof, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its affiliates, directors, officers or stockholders and all rights and obligations of any party hereto shall cease except for agreements contained in Sections 6.4, 8.2 and 9.2; provided, however, that nothing contained in this
Section 8.2 shall relieve any party from liability for any breach of this Agreement or shall relieve the Company from any liability under this Article VIII.

         (b)      TERMINATION FEE.

                  (I) If this Agreement is terminated pursuant to Section 8.1(d) or 8.1(e), pursuant to Section 8.1(f) as a result of a willful breach by the Company, or pursuant to Section 8.1(g) as a result of the withdrawal or modification of the Financial Advisor's fairness opinion referred to in Section 4.1(l), then the Company shall (provided that neither Parent nor Sub is then in material breach of its obligations under this Agreement) promptly pay to Parent in cash an amount equal to the aggregate out-of-pocket costs and reasonable expenses of Parent and Sub in connection with this Agreement and the transactions contemplated hereby, up to an aggregate amount not to exceed $750,000, including, without limitation, commitment, appraisal and other fees relating to the Financing and the reasonable fees and disbursements of accountants, attorneys and investment bankers, whether retained by Parent or by any other person (collectively, "Expenses").

                  (ii) In addition to any required payment of Expenses, if this Agreement is terminated pursuant to Section 8.1(d) or 8.1(e), or pursuant to Section 8.1(f) as a result of a willful breach by the Company, then the Company shall (provided that neither Parent nor Sub is then in material breach of its obligations under this Agreement) promptly pay to Parent the sum of $1,500,000 in cash (the "Termination Fee").

                  (iii) The sum of the Expenses and the Termination Fee, if any, shall be referred to herein as the "Termination Amount." The rights of Parent to receive the Termination Amount shall be in lieu of any damages remedy or claim by Parent or Sub against the Company for termination of this Agreement pursuant to
         Section 8.1(d) or 8.1(e), Section 8.1(f) in the event of a willful breach by the Company or pursuant to Section 8.1(g) as a result of the Company's reliance on the condition set forth in Section 7.3(b).

                  (iv) Notwithstanding the provisions of Section 8.2(b)(ii) above, if this Agreement is terminated pursuant to Section 8.1(g) as a result of the Company's reliance on the condition set forth in Section 7.3(b) at a time when Parent is ready, willing and able (other than as a result of an inability to consummate the Financing solely because of the withdrawal of the Financial Advisor's fairness opinion referred to in Section 4.1(l)) to proceed with the transactions contemplated hereby but for the withdrawal of such fairness opinion, and within one year after such termination, the Company enters into an agreement relating to an Acquisition Proposal with a person other than Parent or Sub or their Affiliates and Associates, or the Company's Board of Directors recommends or resolves to recommend to the Company's stockholders approval and acceptance of such an Acquisition Proposal, then, upon the entry into such agreement or the making of such recommendation or resolution, the Company shall pay to Parent the Termination Fee.

         (C) ACQUISITION PROPOSAL FOLLOWING TERMINATION. At no time prior to or within one year after termination of this Agreement shall the Company enter into any agreement relating to an Acquisition Proposal with a person other than Parent or Sub or their Affiliates and Associates unless such agreement provides that such person shall, upon the execution of such agreement, pay any Termination Amount due Parent under this Section 8.2 which at that time remains unpaid.

         (d) REASONABLE INDUCEMENT. The parties acknowledge and agree that the provisions for payment of the Termination Amount are included herein in order to reasonably induce Parent to enter into this Agreement and to reimburse Parent for incurring the costs and expenses related to entering into this Agreement, obtaining the Commitments and the Financing, and consummating the transactions contemplated by this Agreement.

         (e) COSTS OF ENFORCEMENT. Notwithstanding anything to the contrary set forth in this Agreement, in the event Parent and/or Sub is required to file suit to seek all or a portion of the Termination Amount, it shall be entitled, in addition to payment of the Expenses, to payment by the Company of all additional expenses, including reasonable attorneys' fees and expenses, which it incurs in enforcing its rights hereunder.

         SECTION 8.3. AMENDMENT. Subject to the applicable provisions of the MBCL, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties; provided, however, that after approval of the Merger by the stockholders of the Company, no amendment shall be made which reduces the consideration payable in the Merger or adversely affects the rights of the Company's stockholders hereunder without the approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

         SECTION 8.4. EXTENSION; WAIVER. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to Section 8.2, waive compliance with any of the agreements or conditions of the other parties contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

         SECTION 8.5.  PROCEDURE FOR TERMINATION, AMENDMENT,
EXTENSION OR WAIVER. A termination of this Agreement pursuant to Section 8.1, an amendment of this Agreement pursuant to Section 8.3, an extension or waiver pursuant to Section 8.4, or any other approval or consent required or permitted to be given pursuant to this Agreement shall, in order to be effective and in addition to requirements of applicable law, require, in the case of Parent, Sub or the Company, action by its Board of Directors, a duly authorized committee thereof (including, in the case of the Company, the Special Committee), or the duly authorized designee of such Board of Directors or such committee thereof.


                                   ARTICLE IX

                               GENERAL PROVISIONS

         SECTION 9.1.  NONSURVIVAL OF REPRESENTATIONS AND WARRANTIES.
None of the representations and warranties set forth in of this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time, including, without limitation, Section 6.7.

         SECTION 9.2. FEES AND EXPENSES. Except as provided otherwise in this Agreement, including, without limitation, in Sections 6.2, 6.11 and 8.2, whether or not the Merger shall be consummated, each party hereto shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby.

         SECTION 9.3. DEFINITIONS.  For purposes of this Agreement:

         (a) "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Exchange Act; and

         (b) "person" means an  individual,  corporation,  partnership,  limited
liability   company,   joint   venture,   association,   trust,   unincorporated
organization or other entity.

         SECTION 9.4. NOTICES. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given when delivered personally or sent by overnight courier (providing proof of delivery) or telecopy to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):


(a)    if to Parent or Sub, to:      NE Restaurant Company, Inc.
                                     80A Turnpike Road
                                     Westborough, Massachusetts  01581
                                     Attn:  President
                                     Telecopy No.: (508) 870-9201

       with copies to:               Jacobson Partners
                                     595 Madison Avenue
                                     New York, New York  10022
                                     Attn:  Benjamin Jacobson
                                     Telecopy No.: (212) 758-4567

                                                - and -

                                     Stroock & Stroock & Lavan LLP
                                     180 Maiden Lane
                                     New York, New York  10038
                                     Attn:  David L. Finkelman, Esq.
                                     Telecopy No.: (212) 806-6006

(b)    if to the Company, to:        Bertucci's, Inc.
                                     14 Audubon Road
                                     Wakefield, Massachusetts 01880
                                     Attn:  Board of Directors
                                     Telecopy No.: (781) 246-2224

       with a copy to:               Hutchins, Wheeler & Dittmar
                                     A Professional Corporation
                                     101 Federal Street
                                     Boston, Massachusetts 02110
                                     Attn:  James Westra, Esq.
                                     Telecopy No.: (617) 951-1295


         SECTION 9.5. INTERPRETATION. When a reference is made in this Agreement to a Section or Schedule, such reference shall be to a Section of, or a Schedule to, this

Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

         SECTION 9.6. COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

         SECTION 9.7. ENTIRE AGREEMENT; THIRD-PARTY BENEFICIARIES. This Agreement and the other agreements referred to herein constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. This Agreement is not intended to confer upon any person, other than the parties hereto and the third party beneficiaries referred to in the following sentence, any rights or remedies. The parties hereto expressly intend the provisions of Section 6.6 to confer a benefit upon and be enforceable by, as third party beneficiaries of this Agreement, the third persons referred to in, or intended to be benefited by, such provisions.

         SECTION 9.8. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Massachusetts, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

         SECTION 9.9. ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, and any such assignment that is not consented to shall be null and void, except that Parent may assign this Agreement (i) to any wholly owned subsidiary of Parent or (ii) together with all of the outstanding capital stock of Sub, to an entity organized under the corporate or limited liability laws of a jurisdiction of one of the United States of America, the ownership interests of which entity are substantially identical to the ownership interests of Parent immediately prior to such assignment and which entity specifically and expressly assumes by written agreement the obligations of Parent under this Agreement; in either case so long as such assignment shall not adversely affect the ability of Parent and Sub to secure the Financing described in Section 4.2(d) and without Parent being released from liability hereunder and such transfer or assignment will not relieve Parent or Sub of their obligations under the Offer or prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

         SECTION 9.10. ENFORCEMENT. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically (without requirement to post a bond) the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

         SECTION 9.11. SEVERABILITY. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

                  [Remainder of Page Intentionally Left Blank.]

         IN WITNESS WHEREOF, the Company, Parent and Sub have caused this Agreement to be executed as an agreement under seal by their respective officers thereunto duly authorized, all as of the date first written above.

                               BERTUCCI'S, INC.


                                By:     /s/ Norman S. Mallett
                                        Vice President-Finance, Treasurer and
                                        Chief Financial Officer


                               NE RESTAURANT COMPANY, INC.

                               By:      /s/ Dennis Pedra
                                        President

                               By:      /s/ Paul Hoagland
                                       Assistant Treasurer and
                                       Chief Financial Officer


                               NERC ACQUISTION CORP.


                               By:      /s/ Dennis Pedra
                                       President


                               By:      /s/ Paul Hoagland
                                       Assisant Treasurer and
                                       Chief Financial Officer

ANNEX I


         The capitalized terms used in this Annex have the meanings set forth in the attached Agreement, except that the term "Merger Agreement" shall be deemed to refer to the attached Agreement.

         Notwithstanding any other provision of the Offer or the Merger Agreement, Sub shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Sub's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares, and may terminate the Offer, if (i) the Minimum Condition has not been satisfied,
(ii) the applicable waiting period under the HSR Act shall not have expired or been terminated, (iii) the Financing Condition has not been satisfied or (iv) at any time on or after May 13, 1998 and prior to the acceptance for payment of or payment for Shares, any of the following conditions shall occur and be continuing:

         (a) there shall be instituted or pending any action or proceeding before any domestic court, government or Governmental Entity, other than by Parent or Sub, a stockholder of Parent or Sub or any person affiliated with Parent or Sub, (i) challenging or seeking to make illegal, to delay materially or otherwise to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by Sub or the consummation by Sub of the Merger, (ii) seeking to restrain or prohibit Parent's or the Company's ownership or operation (or that of its respective Subsidiaries or Affiliates) of all or any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or of Parent and its Subsidiaries, taken as a whole, (iii) seeking to compel Parent or the Company to sell or otherwise dispose of, or hold separate (through the establishment of a trust or otherwise) any material assets or categories of assets or businesses of any of the Company and its Subsidiaries, taken as a whole, or Parent or any of Parent's Affiliates, taken as a whole, (iv) seeking to prohibit or impose material limitations on the ability of Parent or any of its Subsidiaries or affiliates effectively to exercise full rights of ownership of the Shares (including, without limitation, the right to vote any Shares acquired or owned by Parent or any of its Subsidiaries or affiliates on all matters properly presented to the Company's stockholders), or seeking to prohibit Parent or any of its Subsidiaries from effectively controlling in any material respect the business and operations of the Company and its Subsidiaries, taken as a whole,
(v) seeking to require divestiture by Parent or any of its Subsidiaries or affiliates of any Shares or seeking to obtain from the Company, Parent or Sub by reason of any of the transactions contemplated by the Offer or the Merger Agreement any damages that are material to the Company and its Subsidiaries, taken as a whole, or Parent and its subsidiaries, taken as whole, or (vi) that otherwise, in the reasonable judgment of Parent, is likely to materially adversely affect the Company and its Subsidiaries, taken as a whole, or Parent and its subsidiaries, taken as a whole, provided that, in any such case, Parent shall have used its best efforts to defeat or have vacated such action or proceeding and shall have failed to do so; or

         (b) there shall be any action taken, or any statute, rule, regulation, injunction, interpretation, judgment, order or decree enacted, enforced, promulgated, issued or deemed applicable to Parent or any of its Subsidiaries or to the Company or any of its Subsidiaries or the Offer or the Merger, by any court, government or Governmental Entity, other than the application of the waiting period provision of the HSR Act to the Offer or the Merger, and other than a law or regulation relating to the issuance or transfer of any licenses or permits of any licensing board or agency governing the sale of alcoholic beverages, that, in the reasonable judgment of Parent, is likely, directly or indirectly, to result in any of the consequences referred to in clauses (i) through (vi) of paragraph (a) above; or

         (c) any change, event, occurrence or circumstance shall have occurred in the business, operations, assets or condition (financial or otherwise) of the Company or any of its Subsidiaries, relating to a period commencing after April 18, 1998, that in the reasonable judgment of Parent, is likely to have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole; or

         (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, which suspension or limitation shall continue for at least three consecutive trading days, (ii) any decline in either the Dow Jones Industrial Average or the Standard and Poor's 500 Index by an amount in excess of 25%, measured from May 13, 1998 (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States which would reasonably be expected to have a material adverse impact on the capital markets of the United States, or
(v) in the case of any of the foregoing existing on the date of this Agreement, a material acceleration, escalation or worsening thereof; or

         (e) the Company shall have breached or failed to perform in any material respect any of its covenants or agreements under the Merger Agreement, or any of the representations and warranties of the Company set forth in the Merger Agreement that are qualified as to materiality shall not be true and correct and any of the representations and warranties without such qualification shall not be true and correct in any material respect, in each case when made, except, in the case of any such breach, where such breach would not have, individually or in the aggregate, a Material Adverse Effect or materially and adversely affect the Financing described in Section 4.2(d) or the ability of Parent and Sub to consummate the Offer and the Merger,; or

         (f) the Merger Agreement shall have been terminated in accordance with its terms; or

         (g)  any  Third  Party  (other  than  Joseph   Crugnale  or  "Permitted
Transferees"  under  the  Tender  and  Voting  Agreement)   acquires  beneficial
ownership of 15% or more of the outstanding Shares; or

         (h) a tender offer or exchange offer for more than 33 1/3% of the Shares shall have been made or publicly proposed by a Third Party for a price in excess of the Merger Consideration; or

         (i) the Board of Directors of the Company withdraws or modifies in a manner adverse to Sub or Parent its approval or recommendation of the Offer, this Agreement or the Merger or recommends or approves an Acquisition Proposal by a Third Party;

which, in the reasonable judgment of Parent, in any such case, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payments.

         The foregoing conditions are for the sole benefit of Parent and Sub and may be asserted by Sub regardless of the circumstances giving rise to such condition or may be waived by Sub in whole or in part at any time and from time to time in its sole discretion. The failure by Sub or any Affiliate of Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.



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                                                                  Exhibit (d)(9)


FOR IMMEDIATE RELEASE
May 14, 1998

CONTACT:          NE Restaurant Company, Inc.
                  Paul Hoagland, Executive Vice President-Administration, and
                  CFO
                  508/ 870-9200
                      or
                  Bertucci's, Inc.
                  Norman S. Mallett, Treasurer, Vice President-Finance, and CFO 781/ 246-7878


             NE RESTAURANT COMPANY, INC. SIGNS AGREEMENT TO ACQUIRE
                      BERTUCCI'S, INC. FOR $10.50 PER SHARE


         WESTBOROUGH, MASS. and WAKEFIELD, MASS. (May 14) - NE Restaurant Company, Inc. ("NERC") and Bertucci's, Inc. (NASDAQ: BERT) announced today that Bertucci's has entered into a definitive merger agreement with NERC and its subsidiary, NERC Acquisition Corp.

         Under the terms of the merger agreement, which was unanimously approved by Bertucci's Board of Directors at a meeting held last evening, NERC, through its subsidiary, will commence a tender offer to purchase all outstanding shares of Bertucci's common stock for $10.50 per share, net to the seller in cash. NERC currently owns 430,000 shares, or about 4.8% of Bertucci's approximately 8,908,621 outstanding common shares. In the merger to occur following the consummation of the tender offer, each share of Bertucci's common stock which is outstanding and not purchased pursuant to the tender offer will be converted into the right to receive $10.50 in cash.

                  The tender offer will be conditional upon, among other things, the tender of Bertucci's shares which, together with the shares already owned by NERC, represent at least ninety (90%) percent of the outstanding shares on a fully-diluted basis, and the receipt of approximately $128.8 million of cash proceeds from financing commitments to fund the tender offer and the merger, refinance certain existing indebtedness of Bertucci's and of NERC and to pay fees and expenses related to the transaction. Joseph Crugnale, the founder, president and chief executive officer of Bertucci's, has agreed to tender all of the 2,174,772 Bertucci's shares (approximately 24.4% of the outstanding) beneficially owned by him in the offer. NERC has obtained subscriptions from its stockholders and an investment fund sponsored by Jacobson Partners, a New York City firm that sponsors various private investment funds, for $38.8 million of equity securities of NERC. The Chase Manhattan Corp. and BankBoston committed to arrange or provide $90 million of debt financing in connection with the acquisition. The debt financing is subject to satisfaction of numerous conditions which will be described in tender offer materials.

                  The merger agreement provides that if it is terminated under specified circumstance, NERC will be entitled to receive from Bertucci's a fee of $1.5 million plus reimbursement of up to $750,000 of NERC expenses incurred in connection with the transaction.

                  NERC and Bertucci's expect that the necessary filings with the Securities and Exchange Commission in connection with the tender offer will be made during the week of May 18, 1998, and that the tender offer documents will be mailed to Bertucci's stockholders promptly thereafter.

                  Dennis Pedra, president of NERC, said, "We are very excited to have the opportunity to complete this transaction. We believe that Bertucci's is an excellent restaurant concept because it was built upon the promise that the guest would only be served the highest quality food and we will continue that tradition."

                  Joey Crugnale, founder and chief executive officer of Bertucci's, commented, "We are very proud of the Company which we have built, and especially of our employees who have worked so hard to create the unique Bertucci's dining experience. We believe that the combined company will be well positioned to continue and expand upon the Bertucci's tradition of offering high-quality, moderately-priced Italian food."

         Bertucci's, Inc., headquartered in Wakefield, Massachusetts, operates a chain of 85 "Bertucci's Brick Oven Pizzerias" and one "Sal and Vinnie's Sicilian Steakhouse". Bertucci's is a full-service, Italian restaurant featuring original recipe gourmet pizza prepared in brick ovens and other high-quality, moderately-priced Italian foods. The majority of the restaurants are located in the Northeastern and Mid-Atlantic areas with penetration in Chicago, Atlanta, and Virginia.

         NE Restaurant Company, Inc., headquartered in Westborough, Massachusetts, operates two distinct restaurant concepts: Chili's Grill and Bar ("Chili's") and On The Border ("OTB") restaurants. NERC operates 33 restaurants, including 31 Chili's and two OTBs in five New England states. NERC develops and operates its restaurants under franchise agreements with Brinker International, Inc.

         Some  of the  statements  in  this  press  release  may  be  considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward- looking information is inherently subject to risks and uncertainties, which include, but are not limited to, the successful completion of this transaction, the effective integration of Bertucci's into NERC and the overall economic, market, and industry conditions, as well as the risks described from time to time in reports filed by Bertucci's with the Securities and Exchange Commission, including its most recently filed Form 10-K reports. Should any such risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results or outcomes may vary materially from those anticipated.


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